

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2021

Jeffrey M. Canouse
Chief Executive Officer
New America Energy Corp.
240 Vaughan Drive Suite B
Alpharetta, GA 30009

> **Re: New America Energy Corp.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed June 25, 2021**
> **File No. 024-11444**

Dear Mr. Canouse:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

General

1. We refer to your Form 8-K filed on June 25, 2021. Please revise and update the offering statement to reflect this significant change to your business.

Jeffrey M. Canouse
New America Energy Corp.
July 2, 2021
Page 2

   You may contact Ibolya Ignat at (202) 551-3636 or Kate Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at (202) 551-7976 or Joe McCann at (202) 551-6262 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Matt Stout